UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1‑U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 11, 2018

(Date of Report (Date of earliest event reported))

MOGULREIT II, Inc.

(Exact name of issue as specified in its charter)

Maryland		81-5263630
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

Current Investments

Serendipity Apartments

Serendipity Apartments was our first investment in MogulREIT II. The 343-unit garden-style apartment community is located in Dallas, Texas and was 95% occupied when we acquired this investment in August 2017. The property was acquired by the real estate company at an attractive basis compared to similar transactions in the market ($56,851/unit), and post-renovated rent increases are anticipated to be $142 per unit, a 27% premium to the rental rates at closing. MogulREIT II has invested $4,000,000 of equity in the deal. The real estate company with whom we partnered on the joint-venture equity investment specializes in value-add deals throughout Texas and has a portfolio of 10,000 multifamily units, 4,000 of which are in the Dallas-Fort Worth market. Since the group’s founding in 2002, they report owning and managing over $1,000,000,000 in real estate assets.

The real estate company plans to renovate all 343 units over a three-year period as the units come available due to normal tenant turnover and raise the rents for these units after they are renovated. The real estate company budgeted approximately $3,000,000 toward capital improvements, which began with the rebranding of the property as Clover on Park Lane. The interior renovation package includes new appliances, painted cabinetry, new ceiling fans, and new lighting packages.

Through Q2 2018, 103 units of the 343-unit rent roll have been renovated. The budgeted exterior improvements consisted of fresh paint, new carpentry, landscaping and drainage, a dog park, renovated pool, vehicle access gates for additional security, building signage, new leasing office and resealed parking lots. These exterior improvements are approximately 85% complete, as of Q2 2018, and the last remaining items are ongoing foundation repairs as needed, parking lot, and additional landscaping.

In addition to the strength of the real estate company and their demonstrated past ability to execute on similar business plans, we like location of this property within the Dallas-Plano metropolitan statistical area (“MSA”) which has population and job growth metrics exceeding national averages per the US Census Bureau. It is also close in proximity to retail amenities, public transportation and other public facilities.

Brooklyn Diversified Multifamily

The second investment added to the REIT was a portfolio of seven low-rise apartment buildings located in several gentrifying neighborhoods of Brooklyn, NY. The portfolio was originally acquired by the real estate company in August 2015, and our investment of $3,000,000 of equity served as a recapitalization of the deal. Each property was built between 1920 and 1935, with one, two and three-bedroom floor plans, averaging approximately 895 square feet per unit. The properties are all within the Bedford-Stuyvesant/Bushwick, Crown Heights and Ditmas Park/Flatbush submarkets within the greater New York-Newark-New Jersey MSA. This is the largest MSA in the country, and, both population and job growth metrics exceed the national averages per the US Census Bureau.

The real estate company with whom we have partnered used a portion of the investment capital to retire the current preferred equity holder and will use the remainder to complete tenant buy-outs of approximately 19 units and perform corresponding renovations over the course of the hold period, which is an estimated three years. The goal of the buyouts is to induce occupants of rent-controlled units to vacate; thus, providing an opportunity to raise the rents of such units to market rent. The real estate company budgeted approximately $950,000 to cover the expense of the buy-outs and the unit improvements, for which they estimate an expense of approximately $30,000 per unit. As of October 2017, the property was 99.1% occupied with an average rental rate of approximately $1,488 per unit.

As of Q2 2018, the property was 98.2% occupied, and the average rental rate was approximately $1,524 per unit. The real estate company has completed three buyouts since closing at an average cost of $17,000, and one additional tenant vacated without any expense to the company. The real estate company has installed security cameras across the portfolio, installed a new roof, and refreshed the laundry room at 3013-3019 Newkirk.

The real estate company specializes in acquiring properties with attractive growth potential and increasing value through a combination of active property and asset management and market growth. At the end of 2017 they reported owning and operating over 400 units in the Brooklyn market, inclusive of this portfolio.

Plano Multifamily Portfolio

For our next three investments, we worked with the same real estate company, a partner with whom we have significant operating history and with whom we have executed multiple business plans on RealtyMogul’s platform. All three investments were $1,000,000 equity checks, representing approximately 30% of the total equity for each deal.

On January 9, 2018, we acquired our third investment in the REIT, a portfolio of two garden-style apartment communities comprising 156 units in Plano, Texas. One of the properties was built in 1950 and the other in 1971. The apartments have one and two-bedroom floor plans, averaging approximately 815 square feet per unit. Amenities at the properties include laundry centers, barbeque grills, a covered pavilion, 268 parking spaces (1.7 spaces per unit), 24-hour maintenance and a leasing center. The properties were purchased for $67,308 per unit at a 5.46% cap rate on tax-adjusted, trailing 12-month net operating income. As of October 2017, both apartment communities were 100% occupied with an average in-place rental rate of $806 per unit. As of Q2 2018, the portfolio was 92.3% occupied with an average in-place rental rate of $843 per unit. There have been 15 units that received full upgrades and 1 unit that received a partial upgrade. To clarify the partial upgrade, once a tenant vacates and the real estate company is able to enter the unit, it can then assess whether the unit requires a full upgrade or if there are cost savings that can be achieved by performing only a partial upgrade if the unit is already in good condition.

This trend is common in value-add multifamily business plans as increased collections efforts from the new owner drive problem tenants out of the property and increased rents naturally cause turnover from those tenants who cannot afford the higher rent. The goal is to achieve a higher quality rent roll with increased rents.

The real estate company’s business plan is to implement a value-add strategy by completing interior improvements as units are vacated due to natural tenant turnover and exterior renovations at the properties. Unit interior upgrades have included a combination of black-on-black appliances, faux-wood flooring, energy saving devices and new fixtures. These improvements have allowed the real estate company to raise rents for the renovated units. Exterior and amenity improvements have included painting, carpentry, landscaping, parking lots, leasing center, laundry facilities and signage. The exterior improvements serve as a draw to the portfolio and are designed to generate leasing activity as well as to provide further justification for higher rents. The classic and renovated units are expected to achieve rental premiums of approximately $59 and $82 per unit per month, respectively.

The real estate company with whom we have partnered specializes in multifamily apartment communities in densely-populated Hispanic neighborhoods. The company reports owning and managing over $270,000,000 in multifamily assets overall, consisting of approximately 4,600 units. The core of the real estate company’s investment strategy is creating culturally relevant, inclusive communities that are tailored to the various ethnicities living at these communities. The group specializes in acquiring and repositioning apartments in infill locations and implementing its proprietary cultural management platform which includes specific cultural upgrades and community-oriented resident services and programs.

The portfolio is located in the Dallas-Plano MSA, which is the 4th largest of the 382 MSAs in the country. Population and job growth metrics exceed national averages in this area per the US Census Bureau, as previously mentioned when speaking of our first investment in Serendipity.

Tuscany at Westover Hills

Tuscany at Westover Hills is a 190-unit, 21-building Class B apartment complex that is located in the submarket of San Antonio, Texas, that was built in 1984. The community is gated and consists of studio apartments as well as one and two-bedroom apartments, averaging approximately 684 square feet per unit. The property has several amenities, including carports, laundry facilities, a fitness center, basketball court, pool, dog park, picnic, and barbeque area. As of November 2017, the property was 93% occupied, with an average in-place rental rate of $833 per unit. As of Q2 2018, the property was 85% occupied, with an average in-place rental rate of $837 per unit. The increased collections efforts to improve the quality of the property’s tenancy resulted in 31 evictions or skips, and the resulting decrease in occupancy is an anticipated part of the real estate company’s value-add multifamily strategy. As a result of the rent roll turnover, the sponsor has been able to fully renovate 18 units and perform partial upgrades on 5 units.

The real estate company’s business plan mirrors that of the Plano Portfolio, which is to implement a value-add strategy by completing interior improvements as units are vacated due to natural tenant turnover and exterior renovations at the property. Unit interior upgrades have included black-on-black appliances, faux-wood flooring, utility-efficient devices and new fixtures. These improvements have allowed the real estate company to raise rents for the renovated units. Exterior and amenity improvements have included painting, carpentry, landscaping, fitness center upgrades, backyard changes, pool enhancements, and balcony improvements. The exterior improvements serve as a draw to the portfolio and are designed to generate leasing activity as well as to provide further justification for higher rents.

The property is located in the San Antonio-New Braunfels MSA, the 24th largest of the 382 MSAs in the country with a combined population of approximately 2.4 million people as of July 2016, according to the United States Census Bureau. Between July 2010 and 2016, population growth for the MSA was estimated to be 13.4%, which exceeded the national average of 4.5% over the same time period. According to the Bureau of Labor Statistics, job growth in this area was 3.0% from November 2016 to November 2017, which was over twice the national figure of 1.4%.

The property is located ten miles from downtown San Antonio and nine miles from the University of Texas at San Antonio. It is a few blocks from a Walmart Supercenter and a CVS Pharmacy and is also located within close proximity to several retail shopping, dining and entertainment options including Target, Home Depot, Lowe’s and Ingram Park Mall, which has over 150 unique retailers, restaurants and department stores.

Villas del Mar

Villas del Mar is a 263-unit, 35-building apartment complex in the Southwest submarket of Fort Worth, Texas. The property was built in 1968 and consists of one, two and three-bedroom apartments, averaging approximately 1,043 square feet per unit. Amenities include a swimming pool, clubhouse, children's play area, a public mail center, a public laundry center, 24-hour emergency on-site maintenance and a leasing center with full public kitchen.

As with the other two assets for which we partnered with this real estate company, the business plan is to implement a value-add strategy by completing interior improvements as units are vacated due to natural tenant turnover and exterior renovations at the property. Interior upgrades have included black-on-black appliances, faux-wood flooring, utility-efficient devices, and new fixtures. Exterior and amenity improvements have included a parking lot seal coat and restriping, new signage, leasing clubhouse upgrades, and a dog park. As of December 2017, the property was 94% occupied with an average in-place rental rate of $876 per unit.

As of Q2 2018, its first full quarter of operation, the property was 76% occupied with an average in-place rental rate of $882 per unit. The increased collections efforts to improve the quality of the property’s tenancy resulted in 50 evictions or skips, and the resulting decrease in occupancy is an anticipated part of the real estate company’s value-add multifamily strategy.  As a result of the rent roll turnover, the real estate company has been able to fully renovate 31 units and perform partial upgrades on 15 units. As mentioned, it is not uncommon for multifamily properties to experience high initial turnover as the real estate company increases collections efforts, which drives out low quality tenants and increases rent roll quality. Furthermore, the property was acquired with a significant number of month-to-month leases, many of which have received non-renewal recommendations from the real estate company’s property manager. Although the property has experienced higher than anticipated tenant turnover initially, it has allowed the real estate company to renovate units faster than expected and raise the rents on such units, which may result in more cash flow as occupancy stabilizes.

The property is located in the Dallas-Fort Worth MSA, the fourth largest of the 382 MSAs in the country with a combined population of approximately 7.2 million people as of July 2016, according to the United States Census Bureau. Between July 2010 and 2016, population growth for Fort Worth was estimated to be 14.7%, which exceeded the national average of 4.5% over the same time period.

The property is located off Las Vegas Trail and offers easy access to I-30, Loop 820, Texas State Highway 183, US Highway 377, Chisolm Trail Parkway and Texas-151. It is in close proximity to several shopping, dining and entertainment options including Westover Marketplace, Ingram Park Mall, and Walmart Supercenter, which is located less than one mile away.

Ashland Apartments

Our most recent, and sixth investment in the REIT was Ashland Apartments, a 31-unit Class B multifamily complex in Chicago, Illinois. MogulREIT II invested $1,440,000 of preferred equity which is expected to generate a 15% annual return. The first five investments were joint venture equity investments, and we chose to add a preferred equity investment in order to provide stable monthly cash flow to the REIT. The real estate company for the project plans to substantially enhance the exterior appearance, add new amenities, and implement a new interior upgrade package in order to push rents to market. As of June 20, 2018, the property was 77% leased across the 31 units.

The property is a vintage 31-unit building with brick exterior and a shared courtyard located on the border of two of Chicago’s most well-established neighborhoods:  Ravenswood and Andersonville. The apartments have high ceilings, wood floors, vintage built-ins, decorative fire places, and back porches. Apartments facing Ashland Avenue feature small balconies that overlook the street. Similar to the floor plans of apartments that were designed with families in mind, these units offer separate living rooms, dining rooms, and eat-in kitchens and thus are larger than the standard 1 or 2-bedroom units found in newly constructed buildings.

The real estate company plans to implement a $1,050,000 ($33,700/unit) capital expenditures budget to renovate the property and bring rents to competitive Class A properties within the submarket where the property is located. Exterior renovations of $125,000 ($4,000/unit) include the addition of a workout room, storage lockers, bike room, new landscaping for the courtyard and the upgrade of the common area outdoor patio. Interior renovations of $382,000 ($12,309/unit) include new washers & dryers, updated bathrooms, remodeled kitchens, stainless steel appliances, and new countertops. There is also a significant amount set aside for deferred maintenance of $448,000 ($14,448/unit) for items such as a new roof, lintels repair and replacement, and electrical upgrades. The real estate company intends to renovate all units as leases expire within the first two years, refinance the current debt upon stabilization in the third year, and hold the property long-term thereafter.

The property is located in the uptown submarket of North Chicago. The area is currently gentrifying, and the property is located less than a mile from the Ravenswood and Argyle Metro stops which provide access to the green, red and brown lines. Wrigley Field is located two miles away from the property, and Foster and Montrose beaches are within 15-minutes walking distance.

The real estate company with whom we partnered is an experienced San Diego-based group that was founded in 1979. Since 1979, the real estate company has completed more than 2,000,000 square feet of developed space with an emphasis on the San Diego and Chicago areas. The real estate company currently reports managing over 306,000 square feet of commercial, mixed-use retail and industrial space along with 129 multifamily residential units built and under development. The 129 units are spread across ten different transactions, nine of which are in Chicago. The real estate company manages its’ own properties and all nine small multifamily buildings in Chicago were purchased over the past four years.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT II, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer

Date:	October 11, 2018